SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: March 25, 2010
Genesis Lease Limited
(Exact Name of registrant as specified in its charter)
4450 Atlantic Avenue
Westpark, Shannon
Co. Clare, Ireland
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☑      Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                        .

SIGNATURE
EXHIBIT INDEX
EX-99.1

On March 25, 2010, AerCap Holdings N.V. (“AerCap”) and Genesis Lease Limited (“Genesis”) announced the completion of the amalgamation of Genesis with AerCap International Bermuda Limited (“AerCap International”), a wholly-owned subsidiary of AerCap, as contemplated by the Agreement and Plan of Amalgamation, dated as of September 17, 2009 (the “Amalgamation Agreement”), among Genesis, AerCap, and AerCap International. Pursuant to the Amalgamation Agreement, Genesis was amalgamated with AerCap International (the “Amalgamation”), with the resulting amalgamated company continuing as a wholly-owned subsidiary of AerCap. As a result of the Amalgamation, former Genesis shareholders will receive one AerCap ordinary share for every Genesis common share they owned.
The Amalgamation was approved by the shareholders of Genesis at a special general meeting held on March 23, 2010 and became effective pursuant to a Certificate of Amalgamation issued by the Registrar of Companies in Bermuda on March 25, 2010.
The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.1	Joint press release, dated March 25, 2010, issued by AerCap Holdings N.V. and Genesis Lease Limited.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited
(Registrant)
Date: March 25, 2010	By:	/s/ John McMahon
John McMahon
Chairman, President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Title
99.1	Joint press release, dated March 25, 2010, issued by AerCap Holdings N.V. and Genesis Lease Limited.

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